Exhibit 3.2.1

AMENDMENT NUMBER ONE TO
BYLAWS
OF
OPTICAL COMMUNICATION PRODUCTS, INC.,
a Delaware corporation

This is to certify that I am the duly elected, qualified and acting Secretary of Optical Communication Products, Inc., a Delaware corporation (the “Company”), and that, by action at a meeting of the Company’s Board of Directors held on December 17, 2002, Section 2 of Article III of the Bylaws of the Company were amended and restated in their entirety to reads as follows:

“Section 2.    Number; Election; Tenure and Qualification.    The number of directors which shall constitute the whole board shall be fixed from time to time by resolution of the Board of Directors or by the Stockholders at an annual meeting of the Stockholders (unless the directors are elected by written consent in lieu of an annual meeting as provided in Article II, Section 12); provided that the number of directors shall be not less than five (5) nor more than nine (9). With the exception of the first Board of Directors, which shall be elected by the incorporator, and except as provided in the corporation’s Certificate of Incorporation or in Section 3 of this Article III, the directors shall be elected at the annual meeting of the stockholders by a plurality vote of the shares represented in person or by proxy and each director elected shall hold office until his successor is elected and qualified unless he shall resign, become disqualified, disabled, or otherwise removed. Directors need not be stockholders.”

The remainder of the Bylaws of the Company shall remain unchanged by this Amendment.

IN WITNESS WHEREOF, I have hereunto set my hand as of December 17, 2002.

By:	/s/ SUSIE L. NEMETI
Susie L. Nemeti, Chief Financial Officer and Secretary